Exhibit 99.1


RISK FACTORS


We have a history of operating losses.

We have incurred operating losses of $831,275 and $2,405,663 for the fiscal years ended December 31, 2002 and 2001, respectively. Our ability to achieve profitability depends primarily upon our ability to successfully manage our existing oil and gas interests and to identify and successfully obtain new business operations through acquisitions or mergers. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as an indication of our future performance.

Our business and prospects are difficult to evaluate because our business model is changing and evolving.

It is difficult to evaluate our business operations and our prospects because of the pace of change in our business. Although we were incorporated in December 1994 and commenced operations in September 1995 as an online retailer, we discontinued our online retailing activities in 2000. Since June 2002, our business operations have included the managing of our existing oil and gas interests and the search for new business operations to obtain through acquisitions or mergers. Accordingly, our current business model is still new and evolving and our future results are difficult to predict. We may not be able to implement our business plan successfully or adapt it to changes in the market. If we are not able to do so, our business, results of operations, and financial condition will be adversely affected.

We may not be able to enter into new business operations successfully though acquisitions or mergers.

Our future operating results depend on our ability to identify new business opportunities and to negotiate the terms of any acquisition or merger into which we may enter. We continuously seek to identify opportunities suitable for our business strategy. Our management may fail to properly identify partner companies to acquire or with which to merge, or divest our interests or effectively complete such transactions.

We may need additional capital to fund our operations, and we may not be able to obtain it on terms acceptable to us or at all.

We believe that our existing capital resources will enable us to maintain our current operations through March 31, 2005. However, we may require additional funds during or after that period. In particular, we would be required to secure additional sources of capital to continue operating at our current level or curtail our current operations if we do not achieve the results of operations that we expect as a result of lower than expected revenues, higher than expected expenses, or other possible adverse developments. In addition, if we expand our existing business plan to focus on growth in international markets, make acquisitions of businesses or technologies, or modify our business plan in other ways, we would likely require additional funding. If we require additional financing for any reason, we cannot assure you that such additional financing will be available to us on acceptable terms, or at all. In the event we are unable to raise additional capital, we may be required to substantially reduce or curtail operations. Further, if we raise additional funds through the issuance of additional equity securities, the percentage ownership of our shareholders will be diluted. Any new equity securities may have rights, preferences, or privileges senior to those of our common stock.

We may be liable to pay rent on our former offices in Jersey City until December 2008.

In June 2001 we sublet our former offices in Jersey City, New Jersey to Nekema.com through December 31, 2008. In September 2002
Nekema.com ceased business operations and defaulted on the sublease. The rent on the sublease is guaranteed by Lumbermens Mutual Casualty Company, d/b/a Kemper Insurance Company, until only May 2003. The aggregate rent for the period June 2003 through December 2008 is $995,668. If we are unable to find a subtenant or negotiate a settlement with the landlord we will be obligated to pay rent on the space until the lease expires in December 2008, which would have a severe negative impact on our cash flow and operating results.

Trading in our common stock on the OTC Bulletin Board may be limited.

Our common stock is traded on the OTC Bulletin Board.  The OTC Bulletin
Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange or Nasdaq, you may have difficulty reselling your securities.

Our common stock is subject to penny stock regulation.

Our common stock is subject to regulations of the Securities and Exchange Commission relating to the market for penny stocks. These regulations generally require that a disclosure schedule explaining the penny stock market and the risks associated with the penny stock market be delivered to purchasers of penny stocks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. The regulations applicable to penny stocks may severely limit the market liquidity for our securities and could reduce your ability to sell your securities in the market.